Exhibit 99.1

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (this “Agreement”), dated as of July 11, 2025, is made by and between HELENA GLOBAL INVESTMENT OPPORTUNITIES I LTD. (the “Investor”), and SAGTEC GLOBAL LIMITED, a company with limited liability organized under the laws of the British Virgin Islands (the “Company”).

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall have the right to issue and sell to the Investor, from time to time as provided herein, and the Investor shall purchase from the Company, up to Twenty-Five Million United States Dollars ($25,000,000) of the Company’s ordinary shares, having no par value per share (the “Ordinary Shares”); and

WHEREAS, the Common Stock is listed from trading on the Nasdaq Capital Markets under the symbol “SAGT”;

WHEREAS, the offer and sale of the Ordinary Shares issuable hereunder will be made in reliance upon Section 4(a)(2) under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or upon such other exemption from the registration requirements of the Securities Act as may be available with respect to any or all of the transactions to be made hereunder.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

“1933 Act” means the Securities Act of 1933.

“Advance” shall mean the portion of the Commitment Amount requested by the Company in an Advance Notice.

“Advance Date” shall mean the 3rd Trading Day after expiration of the applicable Pricing Period for each Advance.

“Advance Halt” shall have the meaning set forth in Section 2.05(d).

“Advance Notice” shall mean a written notice in the form of Exhibit A attached hereto to the Investor executed by an officer of the Company or other authorized representative of the Company identified on Schedule 1 hereto and setting forth the amount of an Advance that the Company desires to issue and sell to the Investor.

“Advance Notice Confirmation” shall have the meaning set forth in Section 2.03(a).

“Advance Notice Date” shall mean each date the Company delivers (in accordance with Section 2.03 of this Agreement) to the Investor an Advance Notice, subject to the terms of this Agreement.

“Affiliate” shall have the meaning set forth in Section 3.07.

“Agreement” shall have the meaning set forth in the preamble of this Agreement.

“Applicable Laws” shall mean all applicable laws, statutes, rules, regulations, orders, executive orders, directives, policies, guidelines and codes having the force of law, whether local, national, or international, as amended from time to time, including without limitation (i) all applicable laws that relate to money laundering, terrorist financing, financial record keeping and reporting, (ii) all applicable laws that relate to anti-bribery, anti-corruption, books and records and internal controls, including the United States Foreign Corrupt Practices Act of 1977, and (iii) any Sanctions laws.

“Bankruptcy Law” means Title 11, U.S. Code, or any similar federal, state or similar laws for the relief of debtors.

“Black Out Period” shall have the meaning set forth in Section 6.02.

“Business Day” means any day on which the Principal Market or Trading Market is open for trading, including any day on which the Principal Market or Trading Market is open for trading for a period of time less than the customary time.

“Buy-In” shall have the meaning set forth in Section 2.06.

“Buy-In Price” shall have the meaning set forth in Section 2.06.

“Closing” shall have the meaning set forth in Section 2.05.

“Commitment Amount” shall mean Twenty-Five Million United States Dollars ($25,000,000).

“Commitment Fee Shares” shall have the meaning set forth in Section 13.04.

“Commitment Period” shall mean the period commencing on the date hereof and expiring upon the date of termination of this Agreement in accordance with Section 11.02.

“Company” shall have the meaning set forth in the preamble of this Agreement.

“Condition Satisfaction Date” shall have the meaning set forth in Section 7.01

“Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

“DTC” means the Depository Trust Company.

“DWAC Shares” means the Commitment Fee Shares or the Ordinary Shares acquired or purchased by the Investor pursuant to this Agreement (a) that the Investor has resold in a manner described under the caption “Plan of Distribution” in the Registration Statement and otherwise in compliance with this Agreement before the delivery of the Transfer Agent Confirmation regarding the resale of such Commitment Fee Shares or Ordinary Shares (as applicable) in accordance with this Agreement, and (b) about which the Investor has (i) delivered to the Company and the transfer agent to the Company (A) the Transfer Agent Confirmation relating to such Commitment Fee Shares or Ordinary Shares (as applicable) and (B) a customary representation letter from the Investor, and, if requested by the transfer agent, its broker, confirming, among other things, the resale of such Commitment Fee Shares or Ordinary Shares (as applicable) in the manner described in clause (a) of this definition of DWAC Shares (including confirmation of compliance with any relevant prospectus delivery requirements), and (ii) delivered to the transfer agent instructions for the delivery of such Commitment Fee Shares or Ordinary Shares (as applicable) to the account with DTC of the Investor’s designated broker-dealer as specified in the Transfer Agent Deliverables, which Commitment Fee Shares or Ordinary Shares (as applicable) will be in the hands of the persons who purchase such Commitment Fee Shares or Ordinary Shares (as applicable) from the Investor in the manner described in clause (a) of this definition of DWAC Shares, freely tradable and transferable without restriction on resale and without stop transfer instructions maintained against the transfer thereof.

“Effective Date” means the date a Registration Statement is declared effective.

“Effectiveness Deadline” shall have the meaning set forth in Section 6.01(a).

“Environmental Laws” shall have the meaning set forth in Section 4.08.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exempt Issuance” means the issuance of (a) Ordinary Shares, options, restricted stock units or other equity incentive awards to employees, officers, consultants, directors or vendors of the Company pursuant to any equity incentive plan duly adopted for such purpose, by the Board of Directors of the Company or a majority of the members of a committee of directors established for such purpose, (b) any Shares issued to the Investor pursuant to this Agreement, (c) Ordinary Shares, Ordinary Share Equivalents or other securities issued to the Investor pursuant to any other existing or future contract, agreement or arrangement between the Company and the Investor, (d) Ordinary Shares, Ordinary Share Equivalents or other securities upon the exercise, exchange or conversion of any Ordinary Shares, Ordinary Share Equivalents or other securities held by the Investor at any time, (e) any securities issued upon the exercise or exchange of or conversion of any Ordinary Share Equivalents issued and outstanding on the date hereof, provided that such securities or Ordinary Share Equivalents referred to in this clause (e) have not been amended since the date hereof to increase the number of such securities or Ordinary Shares underlying such securities or to decrease the exercise price, exchange price or conversion price of such securities, (f) Ordinary Share Equivalents that are convertible into, exchangeable or exercisable for, or include the right to receive Ordinary Shares at a conversion price, exercise price, exchange rate or other price (which may be below the then current market price of the Ordinary Shares) that is fixed at the time of initial issuance of such Ordinary Share Equivalents (subject only to standard anti-dilution protection for any reorganization, recapitalization, non-cash dividend, share split, reverse share split or other similar transaction), which fixed conversion price, exercise price, exchange rate or other price shall not at any time after the initial issuance of such Ordinary Share Equivalent be based upon or varying with the trading prices of or quotations for the Ordinary Shares or subject to being reset at some future date and (g) securities issued pursuant to acquisitions, divestitures, licenses, partnerships, collaborations or strategic transactions approved by the Board of Directors of the Company or a majority of the members of a committee of directors established for such purpose, which acquisitions, divestitures, licenses, partnerships, collaborations or strategic transactions can have a Variable Rate Transaction component, provided that any such issuance shall only be to a Person (or to the equity holders of a Person) which is, itself or through its subsidiaries, an operating company or an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

“Filing Deadline” shall have the meaning set forth in Section 6.01(a).

“Hazardous Materials” shall have the meaning set forth in Section 4.08.

“Indemnified Liabilities” shall have the meaning set forth in Section 5.01.

“Initial Registration Statement” shall have the meaning set forth in Section 6.01(a).

“Investor” shall have the meaning set forth in the preamble of this Agreement.

“Investor Indemnitees” shall have the meaning set forth in Section 5.01.

“Material Adverse Effect” shall mean any event, occurrence or condition that has had or would reasonably be expected to have (i) a material adverse effect on the legality, validity or enforceability of this Agreement or the transactions contemplated herein, (ii) a material adverse effect on the results of operations, assets, business or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under this Agreement.

“Material Outside Event” shall have the meaning set forth in Section 6.08.

“Maximum Advance Amount” shall be an amount equal to lesser of (i) forty percent (40%) of the average of the Daily Value Traded of the Ordinary Shares over the five (5) Trading Days immediately preceding an Advance Notice, and (ii) two million United States Dollars ($2,000,000); provided, however, that the parties hereto may modify the aforementioned conditions by mutual prior written consent. For purposes hereof, “Daily Value Traded” is the product obtained by multiplying the daily trading volume of the Ordinary Shares on the Principal Market or Trading Market during regular trading hours as reported by Bloomberg L.P., by the VWAP for such Trading Day. For the avoidance of doubt, the daily trading volume shall include all trades on the Principal Market or Trading Market during regular trading hours.

“OFAC” shall mean the U.S. Department of Treasury’s Office of Foreign Asset Control.

“Ordinary Share Equivalents” means any securities of the Company which entitle the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preferred shares, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares.

“Ordinary Shares” shall mean the ordinary shares of the Company, having no par value per share.

“Ownership Limitation” shall have the meaning set forth in Section 2.04(a).

“Person” shall mean an individual, a corporation, a partnership, a limited liability company, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Placement Agent” shall mean [___________].

“Plan of Distribution” shall mean the section of a Registration Statement disclosing the plan of distribution of the Ordinary Shares.

“Pricing Period” shall mean, in respect of any Advance, the three (3) Trading Days commencing on the date of the Investor’s receipt of the Ordinary Shares relating to such Advance.

“Principal Market” shall mean the Nasdaq Capital Market.

“Purchase Price” shall mean 92% of the lowest closing VWAP for the Ordinary Shares during the applicable Pricing Period minus clearing fees, brokerage fees, transfer agent fees and legal costs associated with the applicable Advance; provided that if during any Trading Day during the Pricing Period the VWAP at the end of any given 1-hour interval has changed by +/- 7% versus the previous 1-hour interval, the VWAP for such Trading Day will be deemed to 92.0% of the Investor’s sale execution for that day in respect of the Ordinary Shares. The last 30 minutes of trading on a such Trading Day during the Pricing Period will be deemed as the final “1-hour” interval of such Trading Day.

“Registrable Securities” shall mean (i) the Commitment Fee Shares, (ii) the Shares, and (iii) any securities issued or issuable with respect to any of the foregoing by way of exchange, stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise.

“Registration Limitation” shall have the meaning set forth in Section 2.04(b).

“Registration Statement” shall mean a registration statement on Form S-1 or Form S-3 or on such other form promulgated by the SEC for which the Company then qualifies and which counsel for the Company shall deem appropriate, and which form shall be available for the registration of the resale by the Investor of the Registrable Securities under the Securities Act.

“Regulation D” shall mean the provisions of Regulation D promulgated under the Securities Act.

“Required Delivery Date” means any date on which the Company or its transfer agent is required to deliver Ordinary Shares to Investor hereunder.

“Rule 144 Holding Period” means six months from the date of issuance of any Common Stock issuable hereunder or such date as shall be required to comply with Rule 144 of the Securities Act.

“Sanctions” means any sanctions administered or enforced by OFAC, the U.S. State Department, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority.

“Sanctions Programs” means any OFAC economic sanction program (including, without limitation, programs related to Crimea, Cuba, Iran, North Korea, Sudan and Syria).

“SEC” shall mean the U.S. Securities and Exchange Commission.

“SEC Documents” shall have the meaning set forth in Section 4.04.

“Securities Act” shall have the meaning set forth in the recitals of this Agreement.

“Settlement Date” shall mean the 3rd Trading Day after expiration of the applicable Pricing Period for each Advance.

“Settlement Document” shall have the meaning set forth in Section 2.05(a).

“Shares” shall mean the Ordinary Shares to be issued from time to time hereunder pursuant to an Advance.

“Subsidiaries” shall have the meaning set forth in Section 4.01.

“Trading Day” shall mean any day during which the Principal Market or Trading Market shall be open for business.

“Trading Market” shall mean the New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, the NYSE Euronext, OTCQX, OTCQB, Pink Open Market, whichever is at the time the principal trading exchange or market for the Ordinary Shares.

“Transaction Documents” shall have the meaning set forth in Section 4.02.

“Transfer Agent Deliverables” shall have the meaning set forth in Section 2.03(b).

“Variable Rate Transaction” means a transaction in which the Company (i) issues or sells any future equity or debt securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional Ordinary Shares or Ordinary Share Equivalents either (A) at a conversion price, exercise price, exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Ordinary Shares at any time after the initial issuance of such equity or debt securities (including, without limitation, pursuant to any “cashless exercise” provision), or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such equity or debt security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Ordinary Shares (including, without limitation, any “full ratchet” or “weighted average” anti-dilution provisions, but not including any standard anti-dilution protection for any reorganization, recapitalization, non-cash dividend, share split, reverse share split or other similar transaction), (ii) issues or sells any equity or debt securities, including without limitation, Ordinary Shares or Ordinary Share Equivalents, either (A) at a price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Ordinary Shares (other than standard anti-dilution protection for any reorganization, recapitalization, non-cash dividend, share split, reverse share split or other similar transaction), or (B) that is subject to or contains any put, call, redemption, buy-back, price-reset or other similar provision or mechanism (including, without limitation, a “Black-Scholes” put or call right) that provides for the issuance of additional equity securities of the Company or the payment of cash by the Company, or (iii) enters into any agreement, including, but not limited to, an at-the-market offering or “equity line” (that is not an Exempt Issuance) or other continuous offering or similar offering of Ordinary Shares or Ordinary Share Equivalents, whereby the Company may sell Ordinary Shares or Ordinary Share Equivalents at a future determined price.

“VWAP” means, for any Trading Day, the daily volume weighted average price of the Ordinary Shares for such Trading Day on the Principal Market or Trading Market from 9:30 a.m. Eastern Time through 4:00 p.m. Eastern Time, excluding the opening price and the closing price; provided, however upon an Advance Halt the VWAP calculation shall terminate as of the effective time of the Material Outside Event.

ARTICLE II

ADVANCES

Section 2.01 Advances; Mechanics. Subject to the terms and conditions of this Agreement (including, without limitation, the provisions of Article VII hereof), the Company at its sole and exclusive option, may issue and sell to the Investor, and the Investor shall purchase from the Company, Ordinary Shares on the terms set forth herein.

Section 2.02 Advance Notice. At any time during the Commitment Period, the Company may require the Investor to purchase Ordinary Shares by delivering an Advance Notice to the Investor, subject to the conditions set forth in Section 7.01, and in accordance with the following provisions:

a.	The Company shall, in its sole discretion, select the amount of the Advance, not to exceed the Maximum Advance Amount, it desires to issue and sell to the Investor in each Advance Notice and the time it desires to deliver each Advance Notice.

b.	There shall be no mandatory minimum Advances and no non-usages fee for not utilizing the Commitment Amount or any part thereof.

c.	The Advance Notice shall be valid upon delivery to Investor in accordance with Exhibit C.

Section 2.03 Date of Delivery of Advance Notice; Issuance of Shares.

a.	An Advance Notice shall be deemed delivered on the day it is received by the Investor if such notice is received by email prior to 8:30 a.m. Eastern Time (or later if waived by the Investor in its sole discretion) in accordance with the instructions set forth on Exhibit C. Following the receipt of such Advance Notice the Investor shall promptly provide the Company with a confirmation of its receipt of such Advance Notice, which receipt may be in the form of an email (each, an “Advance Notice Confirmation”).

b.	Promptly after receipt of the Advance Notice with respect to each Advance (and, in any event, not later than one (1) Trading Days after such receipt), the Company will, or will cause its transfer agent to, issue in the Investor’s name in a DRS account or accounts at the transfer agent all the Ordinary Shares purchased by Investor pursuant to such Advance. Such Ordinary Shares shall constitute “restricted securities” as such term is defined in Rule 144(a)(3) under the Securities Act and the certificate or book-entry statement representing such Shares shall bear the restrictive legend under the Securities Act set forth in Section 9.1(iii). Notwithstanding the foregoing, if the Investor are to be resold the Ordinary Shares in a manner described under the caption “Plan of Distribution” in the Registration Statement and otherwise in compliance with this Agreement prior to the delivery by the Investor to the Company of the appliable Advance Notice Confirmation, the Investor shall concurrently with the delivery by the Investor to the Company of such Advance Notice Confirmation deliver to the transfer agent the items set forth in clause (b) of the definition of DWAC Shares with respect to such resold Ordinary Shares and such other items as the transfer agent may reasonably request (collectively, the “Transfer Agent Deliverables”). With respect to Ordinary Shares or Commitment Fee Shares to be resold by the Investor as described in the preceding sentence and as to which the Investor has timely delivered the Transfer Agent Deliverables with respect to such Ordinary Shares or Commitment Fee Shares, such securities shall be delivered and credited by the transfer agent using the Fast Automated Securities Transfer (FAST) Program maintained by DTC (or any similar program hereafter adopted by DTC performing substantially the same function) to the account with DTC of the Investor’s designated Broker-Dealer as specified in the Transfer Agent Deliverables with respect to such securities at the time such securities would otherwise have been required to be delivered to the Investor in accordance with this Agreement, which securities (x) shall only be used by the Investor’s Broker-Dealer to deliver such securities to DTC for the purpose of settling the Investor’s share delivery obligations with respect to the sale of such Common Shares or Commitment Fee Shares (as applicable), which may include delivery to other accounts of such Broker-Dealer and inclusion in the number of Ordinary Shares or Commitment Fee Shares delivered by that Broker-Dealer in “net settling” that Broker-Dealer’s trading of Ordinary Shares, including its positions with the Broker-Dealers of the respective persons who purchase such securities from the Investor, and (y) shall remain “restricted securities” as such term is defined in Rule 144(a)(3) under the Securities Act until so delivered. The Company and the Investor acknowledge that such Commitment Fee Shares or Ordinary Shares (as applicable) credited to the account with DTC of the Investor’s designated Broker-Dealer shall be eligible for transfer to the third-party purchasers of such Commitment Fee Shares or Ordinary Shares or their respective Broker-Dealers as DWAC Shares. No fractional shares shall be issued, and any fractional amounts shall be rounded to the next higher whole number of shares.

Section 2.04 Advance Limitations. Regardless of the amount of an Advance requested by the Company in the Advance Notice, the final amount of an Advance pursuant to an Advance Notice shall be reduced in accordance with each of the following limitations:

a.	Ownership Limitation; Commitment Amount. In no event shall the number of Ordinary Shares issuable to the Investor pursuant to an Advance cause the aggregate number of Shares beneficially owned (as calculated pursuant to Section 13(d) of the Exchange Act) by the Investor and its Affiliates as a result of previous issuances and sales of Ordinary Shares to Investor under this Agreement to exceed 4.99% of the then issued and outstanding Ordinary Shares (the “Ownership Limitation”). In connection with each Advance Notice delivered by the Company, any portion of an Advance that would (i) cause the Investor to exceed the Ownership Limitation or (ii) cause the aggregate number of Ordinary Shares issued and sold to the Investor hereunder to exceed the Commitment Amount shall automatically be withdrawn with no further action required by the Company, and such Advance Notice shall be deemed automatically modified to reduce the amount of the Advance requested by an amount equal to such withdrawn portion; provided that in the event of any such automatic withdrawal and automatic modification, Investor will promptly notify the Company of such event.

b.	Registration Limitation. In no event shall an Advance exceed the amount registered under the Registration Statement then in effect (the “Registration Limitation”). In connection with each Advance Notice, any portion of an Advance that would exceed the Registration Limitation shall automatically be withdrawn with no further action required by the Company and such Advance Notice shall be deemed automatically modified to reduce the aggregate amount of the requested Advance by an amount equal to such withdrawn portion in respect of each Advance Notice; provided that in the event of any such automatic withdrawal and automatic modification, Investor will promptly notify the Company of such event.

c.	Notwithstanding any other provision in this Agreement, the Company and the Investor acknowledge and agree that upon the Investor’s receipt of a valid Advance Notice the parties shall be deemed to have entered into an unconditional contract binding on both parties for the purchase and sale of Ordinary Shares pursuant to such Advance Notice in accordance with the terms of this Agreement and subject to Applicable Law and Section 3.08 (Trading Activities), the Investor may sell Ordinary Shares during the Pricing Period.

Section 2.05 Closings. The closing of each Advance and each sale and purchase of Ordinary Shares related to each Advance (each, a “Closing”) shall take place on the applicable Settlement Date in accordance with the procedures set forth below. The parties acknowledge that the Purchase Price is not known at the time the Advance Notice is delivered (at which time the Investor is irrevocably bound) but shall be determined on each Closing based on the daily prices of the Ordinary Shares that are the inputs to the determination of the Purchase Price as set forth further below. In connection with each Closing, the Company and the Investor shall fulfill each of its obligations as set forth below:

a.	On the Settlement Date in respect of an Advance, the Investor shall deliver to the Company a written document, in the form attached hereto as Exhibit B (each a “Settlement Document”), setting forth the final number of Ordinary Shares to be purchased by the Investor (taking into account any adjustments pursuant to Section 2.04), the Purchase Price, the aggregate proceeds to be paid by the Investor to the Company, and a report by Bloomberg, L.P. indicating the lowest intraday sale price for the Ordinary Shares for each of the Trading Days during the Pricing Period (or, if not reported on Bloomberg, L.P., another reporting service reasonably agreed to by the parties), in each case in accordance with the terms and conditions of this Agreement. The Investor shall pay to the Company the aggregate purchase price of the Ordinary Shares (as set forth in the Settlement Document) in cash in immediately available funds to an account designated by the Company in writing and transmit notification to the Company that such funds transfer has been requested.

b.	Notwithstanding anything to the contrary in this Agreement, if on any day during the Pricing Period (i) the Company notifies Investor that a Material Outside Event set forth in Section 6.08(i) through (v) has occurred or if the Material Outside Event set forth in Sections 6.08(vi) or (vii) shall have occurred, or (ii) the Company notifies the Investor of a Black Out Period, the parties agree that the pending Advance shall end (the “Advance Halt”) and the final number of Ordinary Shares to be purchased by the Investor at the Closing for such Advance shall be equal to the number of Ordinary Shares sold by the Investor during the applicable Pricing Period prior to the notification from the Company of a Material Outside Event or Black Out Period.

c.	On or prior to the Settlement Date, each of the Company and the Investor shall deliver to the other all documents, instruments and writings expressly required to be delivered by either of them pursuant to this Agreement in order to implement and effect the transactions contemplated herein.

Section 2.06 Failure to Timely Deliver.

a.	If on or prior to the Required Delivery Date either (I) if the transfer agent is not participating in the DTC Fast Automated Securities Transfer Program, the Company shall fail to issue and deliver a certificate to Investor and register such Ordinary Shares on the Company’s share register or, if the transfer agent is participating in the DTC Fast Automated Securities Transfer Program, credit the balance account of Investor or Investor’s designee with DTC for the number of Ordinary Shares to which Investor submitted for legend removal by Investor pursuant to clause (ii) below or otherwise or (II) if the Company’s transfer agent is participating in the DTC Fast Automated Securities Transfer Program, the transfer agent fails to credit the balance account of Investor or Investor’s designee with DTC for any Ordinary Shares submitted for legend removal by Investor, in each case, if and only if the Investor has delivered the Transfer Agent Deliverables in accordance with the requirements of Section 2.03(b) above, and the Company fails to promptly, but in no event later than one (1) Business Day (x) so notify Investor and (y) deliver the Ordinary Shares electronically without any restrictive legend in accordance with the requirements of Section 2.03(b) above, and if on or after such Trading Day Investor purchases (in an open market transaction or otherwise) Ordinary Shares to deliver in satisfaction of a sale by Investor of Ordinary Shares submitted for legend removal by Investor that Investor is entitled to receive from the Company (a “Buy-In”), then the Company shall, within one (1) Business Day after Investor’s request and in Investor’s discretion, either (i) pay cash to Investor in an amount equal to Investor’s total purchase price (including brokerage commissions, borrow fees and other out-of-pocket expenses, if any, for the Ordinary Shares so purchased) (the “Buy-In Price”), at which point the Company’s obligation to so deliver such certificate or credit Investor’s balance account shall terminate and such shares shall be cancelled, or (ii) promptly honor its obligation to so deliver to Investor a certificate or certificates or credit the balance account of Investor or Investor’s designee with DTC representing such number of Ordinary Shares that would have been so delivered if the Company timely complied with its obligations hereunder and pay cash to Investor in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Ordinary Shares that the Company was required to deliver to Investor by the Required Delivery Date multiplied by (B) the price at which Investor sold such Ordinary Shares in anticipation of the Company’s timely compliance with its delivery obligations hereunder. Nothing shall limit Investor’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing Ordinary Shares (or to electronically deliver such Ordinary Shares) as required pursuant to the terms hereof.

b.	In the event the Investor sells Ordinary Shares after receipt of an Advance Notice and the Company fails to perform its obligations as mandated in Section 2.03, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Article V hereto and in addition to any other remedy to which the Investor is entitled at law or in equity, including, without limitation, specific performance, it will hold the Investor harmless against any loss, claim, damage, or expense (including, without limitation, all brokerage commissions, borrow fees, legal fees and expenses and all other related out-of-pocket expenses), as incurred, arising out of or in connection with such default by the Company and acknowledges that irreparable damage may occur in the event of any such default. It is accordingly agreed that the Investor shall be entitled to an injunction or injunctions to prevent such breaches of this Agreement and to specifically enforce (subject to the Securities Act and other rules of the Principal Market or Trading Market), without the posting of a bond or other security, the terms and provisions of this Agreement.

Section 2.07 RETURN OF SURPLUS. If the value of the Shares delivered to the Investor causes the Company to exceed the Commitment Amount, then the Investor shall return to the Company the surplus amount of Shares associated with such Advance.

Section 2.08 Completion of Resale Pursuant to the Registration Statement. After the Investor has purchased the full Commitment Amount and has completed the subsequent resale of the full Commitment Amount pursuant to the Registration Statement, the Investor will notify the Company that all subsequent resales are completed and the Company will be under no further obligation to maintain the effectiveness of the Registration Statement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF INVESTOR

Investor hereby represents and warrants to, and agrees with, the Company that the following are true and correct as of the date hereof and as of each Advance Notice Date and each Advance Date:

Section 3.01 Organization and Authorization. The Investor is duly organized, validly existing and in good standing under the laws of the British Virgin Islands and has all requisite power and authority to execute, deliver and perform this Agreement, including all transactions contemplated hereby. The decision to invest and the execution and delivery of this Agreement by the Investor, the performance by the Investor of its obligations hereunder and the consummation by the Investor of the transactions contemplated hereby have been duly authorized and require no other proceedings on the part of the Investor. The undersigned has the right, power and authority to execute and deliver this Agreement and all other instruments on behalf of the Investor or its shareholders. This Agreement has been duly executed and delivered by the Investor and, assuming the execution and delivery hereof and acceptance thereof by the Company, will constitute the legal, valid and binding obligations of the Investor, enforceable against the Investor in accordance with its terms.

Section 3.02 Evaluation of Risks. The Investor has such knowledge and experience in financial, tax and business matters as to be capable of evaluating the merits and risks of, and bearing the economic risks entailed by, an investment in the Ordinary Shares of the Company and of protecting its interests in connection with the transactions contemplated hereby. The Investor acknowledges and agrees that its investment in the Company involves a high degree of risk, and that the Investor may lose all or a part of its investment.

Section 3.03 No Legal, Investment or Tax Advice from the Company. The Investor acknowledges that it had the opportunity to review this Agreement and the transactions contemplated by this Agreement with its own legal counsel and investment and tax advisors. The Investor is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of the Company’s representatives or agents for legal, tax, investment or other advice with respect to the Investor’s acquisition of Ordinary Shares hereunder, the transactions contemplated by this Agreement or the laws of any jurisdiction, and the Investor acknowledges that the Investor may lose all or a part of its investment.

Section 3.04 Investment Purpose. The Investor is acquiring the Ordinary Shares for its own account, for investment purposes and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under or exempt from the registration requirements of the Securities Act; provided, however, that by making the representations herein, the Investor does not agree, or make any representation or warranty, to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with, or pursuant to, a registration statement filed pursuant to this Agreement or an applicable exemption under the Securities Act. The Investor does not presently have any agreement or understanding, directly or indirectly, with any Person to sell or distribute any of the Ordinary Shares. The Investor acknowledges that it will be disclosed as an “underwriter” and a “selling stockholder” in each Registration Statement and in any prospectus contained therein.

Section 305. Accredited Investor. The Investor is an “Accredited Investor” as that term is defined in Rule 501(a)(3) of Regulation D.

Section 3.06 Information. The Investor and its advisors (and its counsel), if any, have been furnished with all materials relating to the business, finances and operations of the Company and information the Investor deemed material to making an informed investment decision. The Investor and its advisors (and its counsel), if any, have been afforded the opportunity to ask questions of the Company and its management and have received answers to such questions. Neither such inquiries nor any other due diligence investigations conducted by such Investor or its advisors (and its counsel), if any, or its representatives shall modify, amend or affect the Investor’s right to rely on the Company’s representations and warranties contained in this Agreement. The Investor acknowledges and agrees that the Company has not made to the Investor, and the Investor acknowledges and agrees it has not relied upon, any representations and warranties of the Company, its employees or any third party other than the representations and warranties of the Company contained in this Agreement. The Investor understands that its investment involves a high degree of risk. The Investor has sought such accounting, legal and tax advice, as it has considered necessary to make an informed investment decision with respect to the transactions contemplated hereby.

Section 3.07 Not an Affiliate. The Investor is not an officer, director or a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with the Company or any “affiliate” of the Company (as that term is defined in Rule 405 promulgated under the Securities Act).

Section 3.08 Trading Activities. The Investor’s trading activities with respect to the Ordinary Shares shall be in compliance with all applicable federal and state securities laws, rules and regulations and the rules and regulations of the Principal Market or Trading Market. Neither the Investor nor its affiliates has any open short position in the Ordinary Shares, nor has the Investor entered into any hedging transaction that establishes a net short position with respect to the Ordinary Shares, and the Investor agrees that it shall not, and that it will cause its affiliates not to, engage in any short sales or hedging transactions with respect to the Ordinary Shares during the terms of this Agreement; provided that the Company acknowledges and agrees that upon receipt of an Advance Notice the Investor has the right to sell (a) the Ordinary Shares to be issued to the Investor pursuant to the Advance Notice prior to receiving such Ordinary Shares, or (b) other Ordinary Shares issued or sold by the Company to Investor pursuant to this Agreement and which the Company has continuously held as a long position.

Section 3.09 General Solicitation. Neither the Investor, nor any of its affiliates, nor any person acting on its or their behalf, has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Ordinary Shares by the Investor.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the SEC Documents, or in the Disclosure Schedules, which Disclosure Schedules shall be deemed a part hereof and shall qualify any representation or warranty otherwise made herein to the extent of the disclosure contained in the corresponding section of the Disclosure Schedules or in another Section of the Disclosure Schedules, to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Section, the Company represents and warrants to the Investor that, as of the date hereof and each Advance Notice Date (other than representations and warranties which address matters only as of a certain date, which shall be true and correct as written as of such certain date), that:

Section 4.01 Organization and Qualification. Each of the Company and its Subsidiaries (as defined below) is an entity duly organized and validly existing under the laws of its state of organization or incorporation, and has the requisite power and authority to own its properties and to carry on its business as now being conducted. Each of the Company and its Subsidiaries is duly qualified to do business and is in good standing (to the extent applicable) in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. The Company’s Subsidiaries means any Person (as defined below) in which the Company, directly or indirectly, (x) owns a majority of the outstanding capital stock or equity or similar interests of such Person or (y) controls or operates all or any part of the business, operations or administration of such Person provided that such Subsidiary is set forth on Schedule 4.01.

Section 4.02 Authorization, Enforcement, Compliance with Other Instruments. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents and to issue the Shares in accordance with the terms hereof and thereof. The execution and delivery by the Company of this Agreement and the other Transaction Documents, and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Ordinary Shares) have been or (with respect to consummation) will be duly authorized by the Company’s board of directors and no further consent or authorization will be required by the Company, its board of directors or its shareholders (except as otherwise contemplated by this Agreement). This Agreement and the other Transaction Documents to which it is a party have been (or, when executed and delivered, will be) duly executed and delivered by the Company and, assuming the execution and delivery thereof and acceptance by the Investor, constitute (or, when duly executed and delivered, will be) the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or other laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies and except as rights to indemnification and to contribution may be limited by federal or state securities law. “Transaction Documents” means, collectively, this Agreement and each of the other agreements and instruments entered into or delivered by any of the parties hereto in connection with the transactions contemplated hereby and thereby, as may be amended from time to time.

Section 4.03 No Conflict. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Ordinary Shares) will not (i) result in a violation of the articles of incorporation or other organizational documents of the Company or its Subsidiaries (with respect to consummation, as the same may be amended from time to time prior to the date on which any of the transactions contemplated hereby are consummated), (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or its Subsidiaries or by which any property or asset of the Company or its Subsidiaries is bound or affected except, in the case of clause (ii) or (iii) above, to the extent such violations or conflicts would not reasonably be expected to have a Material Adverse Effect.

Section 4.04 SEC Documents; Financial Statements. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the Exchange Act for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (all of the foregoing filed within the past two years preceding the date hereof or amended after the date hereof, or filed after the date hereof, and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein, and all registration statements filed by the Company under the Securities Act, being hereinafter referred to as the “SEC Documents”). The Company has made available to the Investor through the SEC’s website at http://www.sec.gov, true and complete copies of the SEC Documents, and none of the SEC Documents, when viewed as a whole as of the date hereof, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates (or, with respect to any filing that has been amended or superseded, the date of such amendment or superseding filing), the SEC Documents complied in all material respects with the requirements of the Exchange Act or the Securities Act, as applicable, and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents. As of their respective dates (or, with respect to any financial statements that have been amended or superseded, the date of such amended or superseding financial statements), the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the respective dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

Section 4.05 Equity Capitalization. As of the date hereof, the authorized capital of the Company consists of (A) [  ] Ordinary Shares, of which, [  ] are issued and outstanding and [  ] shares are reserved for issuance pursuant to Convertible Securities (as defined below) exercisable or exchangeable for, or convertible into, Ordinary Shares and (B) [  ] shares of preferred stock, par value $[  ] per share, of which none are issued and outstanding. [  ] Ordinary Shares is held in the treasury of the Company. “Convertible Securities” means any capital stock or other security of the Company or any of its Subsidiaries that is at any time and under any circumstances directly or indirectly convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any capital stock or other security of the Company (including, without limitation, Ordinary Shares) or any of its Subsidiaries.1

[1]	Company to complete.

Section 4.06 Intellectual Property Rights. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights, if any, necessary to conduct their respective businesses as now conducted, except as would not cause a Material Adverse Effect. The Company and its Subsidiaries have not received written notice of any infringement by the Company or its Subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, or trade secrets. To the knowledge of the Company, there is no claim, action or proceeding being made or brought against, or to the Company’s knowledge, being threatened against the Company or its Subsidiaries regarding any material trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and the Company is not aware of any facts or circumstances which might give rise to any of the foregoing.

Section 4.07 Employee Relations. Neither the Company nor any of its Subsidiaries is involved in any labor dispute nor, to the knowledge of the Company or any of its Subsidiaries, is any such dispute threatened, in each case which is reasonably likely to cause a Material Adverse Effect.

Section 4.08 Environmental Laws. The Company and its Subsidiaries (i) have not received written notice alleging any failure to comply in all material respects with all Environmental Laws (as defined below), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received written notice alleging any failure to comply with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term “Environmental Laws” means all applicable federal, state and local laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

Section 4.09 Title. Except as would not cause a Material Adverse Effect, the Company (or its Subsidiaries) have indefeasible fee simple or leasehold title to its properties and assets owned by it, free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest. Any real property and facilities held under lease by the Company and its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

Section 4.10 Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. The Company has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

Section 4.11 Regulatory Permits. Except as would not cause a Material Adverse Effect or as set forth on Schedule 4.11, the Company and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to own their respective businesses, and neither the Company nor any such Subsidiary has received any written notice of proceedings relating to the revocation or modification of any such certificate, authorization or permits.

Section 4.12 Internal Accounting Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and management is not aware of any material weaknesses that are not disclosed in the SEC Documents as and when required.

Section 4.13 Absence of Litigation. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or affecting the Company, the Ordinary Shares or any of the Company’s Subsidiaries, wherein an unfavorable decision, ruling or finding would have a Material Adverse Effect.

Section 4.14 Subsidiaries. As of the date hereof, except as set forth on Schedule 4.142, the Company does not own or control, directly or indirectly, any interest in any other corporation, partnership, association or other business entity, except for the Subsidiaries and Excluded Subsidiaries.

Section 4.15 Tax Status. Except as would not have a Material Adverse Effect, each of the Company and its Subsidiaries (i) has timely made or filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has timely paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. The Company has not received written notification of any unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company and its Subsidiaries know of no basis for any such claim where failure to pay would cause a Material Adverse Effect.

Section 4.16 Certain Transactions. Except as (i) set forth in the SEC Documents or (ii) not required to be disclosed pursuant to Applicable Law (including, for the avoidance of doubt, not yet required to be disclosed at the relevant time), none of the officers or directors of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer or director, or to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer or director has a substantial interest or is an officer, director, trustee or partner.

Section 4.17 Rights of First Refusal. Except as set forth on Schedule 4.17, the Company is not obligated to offer the Ordinary Shares offered hereunder on a right of first refusal basis or otherwise to any third parties including, but not limited to, current or former shareholders of the Company, underwriters, brokers, agents or other third parties.

Section 4.18 Dilution. The Company is aware and acknowledges that the issuance of Ordinary Shares hereunder could cause dilution to existing shareholders and could significantly increase the outstanding number of Ordinary Shares.

Section 4.19 Acknowledgment Regarding Investor’s Purchase of Shares. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm’s length investor with respect to this Agreement and the transactions contemplated hereunder. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereunder and any advice given by the Investor or any of its representatives or agents in connection with this Agreement and the transactions contemplated hereunder is merely incidental to the Investor’s purchase of the Shares hereunder. The Company is aware and acknowledges that it shall not be able to request Advances under this Agreement if the Registration Statement is not effective or if any issuances of Ordinary Shares pursuant to any Advances would violate any rules of the Principal Market or Trading Market.

[2]	Company to confirm none

Section 4.20 Sanctions Matters. Neither the Company, nor any Subsidiary of the Company, nor, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company or any Subsidiary of the Company, is a Person that is, or is owned or controlled by a Person that is on the list of Specially Designated Nationals and Blocked Persons maintained by OFAC from time to time:

a.	the subject of any Sanctions; or

b.	has a place of business in, or is operating, organized, resident or doing business in a country or territory that is, or whose government is, the subject of Sanctions Programs (including without limitation Crimea, Cuba, Iran, North Korea, Sudan and Syria).

Section 4.21 DTC Eligibility. The Company, through the transfer agent, currently participates in the DTC Fast Automated Securities Transfer (FAST) Program and the Ordinary Shares can be transferred electronically to third parties via the DTC Fast Automated Securities Transfer (FAST) Program.

ARTICLE V

INDEMNIFICATION

Section 5.01 Indemnification by the Company. In consideration of the Investor’s execution and delivery of this Agreement, and in addition to all of the Company’s other obligations under this Agreement, the Company shall defend, protect, indemnify and hold harmless the Investor, its investment manager, and each of their respective officers, directors, managers, members, partners, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) and each person who controls the Investor within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, the “Investor Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and reasonable and documented expenses in connection therewith (irrespective of whether any such Investor Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by the Investor Indemnitees or any of them as a result of, or arising out of, or relating to (a) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Shares as originally filed or in any amendment thereof, or in any related prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Investor specifically for inclusion therein; (b) any material misrepresentation or breach of any material representation or material warranty made by the Company in this Agreement or any other certificate, instrument or document contemplated hereby or thereby; or (c) any material breach of any material covenant, material agreement or material obligation of the Company contained in this Agreement or any other certificate, instrument or document contemplated hereby or thereby. To the extent that the foregoing undertaking by the Company may be unenforceable under Applicable Law, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under Applicable Law.

Section 5.02 Notice of Claim. Promptly after receipt by an Investor Indemnitee of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving an Indemnified Liability, such Investor Indemnitee, shall, if a claim for an Indemnified Liability in respect thereof is to be made against any indemnifying party under this Article V, deliver to the indemnifying party a written notice of the commencement thereof; but the failure to so notify the indemnifying party will not relieve it of liability under this Article V except to the extent the indemnifying party is prejudiced by such failure. The indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually reasonably satisfactory to the indemnifying party and the Investor Indemnitee; provided, however, that an Investor Indemnitee shall have the right to retain its own counsel with the actual and reasonable third party fees and expenses of not more than one counsel for such Investor Indemnitee to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Investor Indemnitee and the indemnifying party would be inappropriate due to actual or potential differing interests between such Investor Indemnitee and any other party represented by such counsel in such proceeding. The Investor Indemnitee shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Investor Indemnitee which relates to such action or claim. The indemnifying party shall keep the Investor Indemnitee reasonably apprised as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Investor Indemnitee, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Investor Indemnitee of a release from all liability in respect to such claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Investor Indemnitee with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The indemnification required by this Article V shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received and payment therefor is due, subject to receipt by the indemnifying party of an undertaking to repay any amounts that such party is ultimately not entitled to receive as indemnification pursuant to this Agreement.

Section 5.03 Remedies. The remedies provided for in this Article V are not exclusive and shall not limit any right or remedy which may be available to any indemnified person at law or equity. The obligations of the parties to indemnify or make contribution under this Article V shall survive expiration or termination of this Agreement.

ARTICLE VI

COVENANTS

Section 6.01 Registration Statement.

a.	Filing of a Registration Statement. No later than the date that is 45 calendar days following date hereof (the “Filing Deadline”), the Company shall have prepared and filed with the SEC, a Registration Statement for the resale by the Investor of Registrable Securities (the “Initial Registration Statement”) and shall file one or more additional Registration Statements for the resale by Investor of Registrable Securities if necessary. The Company shall use its best efforts to have such Registration Statement declared effective as soon as possible following the filing thereof but in no event later than 90 calendar days following the date hereof (the “Effectiveness Deadline”). The Company acknowledges and agrees that it shall not have the ability to request any Advances until the effectiveness of a Registration Statement registering the applicable Registrable Securities for resale by the Investor.

b.	Maintaining a Registration Statement. After the Effectiveness Date, the Company shall use commercially reasonable efforts to maintain the effectiveness of any Registration Statement that has been declared effective at all times during the Commitment Period, provided, however, that if the Company has received notification pursuant to Section 2.08 that the Investor has completed resales pursuant to the Registration Statement for the full Commitment Amount, then the Company shall be under no further obligation to maintain the effectiveness of the Registration Statement. Notwithstanding anything to the contrary contained in this Agreement, the Company shall use commercially reasonable efforts to ensure that, when filed, each Registration Statement (including, without limitation, all amendments and supplements thereto) and the prospectus (including, without limitation, all amendments and supplements thereto) used in connection with such Registration Statement shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of prospectuses, in the light of the circumstances in which they were made) not misleading. During the Commitment Period, the Company shall notify the Investor promptly if (i) the Registration Statement shall cease to be effective under the Securities Act, (ii) the Ordinary Shares shall cease to be authorized for listing on the Principal Market or Trading Market, (iii) the Ordinary Shares ceases to be registered under Section 12(b) or Section 12(g) of the Exchange Act or (iv) the Company fails to file in a timely manner all reports and other documents required of it as a reporting company under the Exchange Act.

c.	Filing Procedures. Not less than one business day prior to the filing of a Registration Statement and not less than one business day prior to the filing of any related amendments and supplements to any Registration Statements (except for any amendments or supplements caused by the filing of any annual reports on Form 20-F, current reports on Form 6-K, and any similar or successor reports), the Company shall furnish to the Investor copies of all such documents proposed to be filed, which documents (other than those filed pursuant to Rule 424 promulgated under the Securities Act) will be subject to the reasonable and prompt review of the Investor (in each of which cases, if such document contains material non-public information as consented to by the Investor pursuant to Section 6.13, the information provided to Investor will be kept strictly confidential until filed and treated as subject to Section 6.08). The Investor shall furnish comments on a Registration Statement and any related amendment and supplement to a Registration Statement to the Company within 24 hours of the receipt thereof. If the Investor fails to provide comments to the Company within such 24-hour period, then the Registration Statement, related amendment or related supplement, as applicable, shall be deemed accepted by the Investor in the form originally delivered by the Company to the Investor.

d.	Delivery of Final Documents. The Company shall furnish to the Investor without charge, (i) at least one copy of each Registration Statement as declared effective by the SEC and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, all exhibits and each preliminary prospectus, (ii) at the request of the Investor, at least one copy of the final prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as the Investor may reasonably request) and (iii) such other documents as the Investor may reasonably request from time to time in order to facilitate the disposition of the Ordinary Shares owned by the Investor pursuant to a Registration Statement. Filing of the foregoing with the SEC via its EDGAR system shall satisfy the requirements of this section.

e.	Amendments and Other Filings. The Company shall use commercially reasonable efforts to (i) prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and the related prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the Securities Act, as may be necessary to keep such Registration Statement effective at all times during the Commitment Period, and prepare and file with the SEC such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities; (ii) cause the related prospectus to be amended or supplemented by any required prospectus supplement (subject to the terms of this Agreement), and as so supplemented or amended to be filed pursuant to Rule 424 promulgated under the Securities Act; (iii) provide the Investor copies of all correspondence from and to the SEC relating to a Registration Statement (provided that the Company may excise any information contained therein which would constitute material non-public information), and (iv) comply with the provisions of the Securities Act with respect to the disposition of all the Ordinary Shares covered by such Registration Statement until such time as all of such Ordinary Shares shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement. In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 6.01(e)) by reason of the Company’s filing a report on Form 20-F, or Form 6-K or any analogous report under the Exchange Act, the Company shall use commercially reasonable efforts to file such report in a prospectus supplement filed pursuant to Rule 424 promulgated under the Securities Act to incorporate such filing into the Registration Statement, if applicable, or shall file such amendments or supplements with the SEC either on the day on which the Exchange Act report is filed which created the requirement for the Company to amend or supplement the Registration Statement, if feasible, or otherwise promptly thereafter.

f.	Blue-Sky. The Company shall use its commercially reasonable efforts to, if required by Applicable Law, (i) register and qualify the Ordinary Shares covered by a Registration Statement under such other securities or “blue sky” laws of such jurisdictions in the United States as the Investor reasonably requests, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Commitment Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Commitment Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Ordinary Shares for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (w) make any change to its articles of incorporation or bylaws, (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 6.01(f), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify the Investor of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Ordinary Shares for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

g.	Filing and Effectiveness Failures. If (i) the Initial Registration Statement is not filed on or prior to its Filing Deadline (if the Company files the Initial Registration Statement without affording the Investors the opportunity to review and comment on the same as required by Section 6.01(c) herein, the Company shall be deemed to have not satisfied this clause (g)(i), or (ii) the Company fails to file with the SEC a request for acceleration of a Registration Statement in accordance with Rule 461 promulgated by the SEC pursuant to the 1933 Act, within five (5) Trading Days of the date that the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement shall not be “reviewed” or shall not be subject to further review, or (iii) prior to the Effective Date of a Registration Statement, the Company fails to file a pre-effective amendment and otherwise respond in writing to comments made by the SEC in respect of such Registration Statement within twenty (20) calendar days after the receipt of comments by or notice from the SEC that such amendment is required in order for such Registration Statement to be declared effective, or (iv) a Registration Statement registering for resale all of the Registrable Securities is not declared effective by the SEC by the Effectiveness Deadline of the Initial Registration Statement, or (v) after the Effective Date of a Registration Statement, such Registration Statement ceases for any reason to remain continuously effective as to all Registrable Securities included in such Registration Statement, or the Investors are otherwise not permitted to utilize the Prospectus therein to resell such Registrable Securities, for more than ten (10) consecutive calendar days or more than an aggregate of fifteen (15) calendar days (which need not be consecutive calendar days) during any 12-month period (any such failure or breach being referred to as an “Event,” and for purposes of clauses (i) and (iv), the date on which such Event occurs, and for purpose of clause (ii) the date on which such five (5) Trading Day period is exceeded, and for purpose of clause (iii) the date which such twenty (20) calendar day period is exceeded, and for purpose of clause (v) the date on which such ten (10) or fifteen (15) calendar day period, as applicable, is exceeded being referred to as “Event Date”), then, in addition to any other rights the Investors may have hereunder or under applicable law, on each such Event Date and on each monthly anniversary of each such Event Date (if the applicable Event shall not have been cured by such date) until the applicable Event is cured, the Company shall pay to each Investor an amount in cash, as partial liquidated damages and not as a penalty, equal to the product of two percent (2.0%) multiplied by the Commitment Amount. If the Company fails to pay any partial liquidated damages pursuant to this Section in full within seven (7) days after the date payable, the Company will pay interest thereon at a rate of ten percent (10%) per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the Investor, accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full. The partial liquidated damages pursuant to the terms hereof shall apply on a daily pro rata basis for any portion of a month prior to the cure of an Event.

Section 6.02 Suspension of Registration Statement.

a.	Establishment of a Black Out Period. During the Commitment Period, the Company may from time to time may suspend the use of the Registration Statement by written notice to the Investor in the event that the Company determines in its sole discretion in good faith that such suspension is necessary to (A) delay the disclosure of material nonpublic information concerning the Company, the disclosure of which at the time is not, in the good faith opinion of the Company, in the best interests of the Company or (B) amend or supplement the Registration Statement or prospectus so that such Registration Statement or prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (a “Black Out Period”). With respect to any updated registration statement or post-effective amendment to the registration statement, such blackout period shall continue until such time as the registration statement or post-effective amendment thereto has been filed and declared effective by the SEC.

b.	No Sales by Investor During the Black Out Period. During such Black Out Period, the Investor agrees not to sell any Ordinary Shares of the Company.

c.	Limitations on the Black Out Period. The Company shall not impose any Black Out Period that is longer than 60 days or in a manner that is more restrictive (including, without limitation, as to duration) than the comparable restrictions that the Company may impose on transfers of the Company’s equity securities by its directors and senior executive officers. In addition, the Company shall not deliver any Advance Notice during any Black Out Period. If the public announcement of such material, nonpublic information is made during a Black Out Period, the Black Out Period shall terminate immediately after such announcement, and the Company shall immediately notify the Investor of the termination of the Black Out Period.

Section 6.03 Listing of the Ordinary Shares. As of each Advance Date, the Shares to be sold by the Company from time to time hereunder will have been registered under Section 12(b) of the Exchange Act and approved for listing on the Principal Market, subject to official notice of issuance.

Section 6.04 Opinion of Counsel. Prior to the date of the delivery by the Company of the first Advance Notice, the Investor shall have received an opinion and negative assurances letter from counsel to the Company in form and substance reasonably satisfactory to the Investor.

Section 6.05 Exchange Act Registration. The Company will use commercially reasonable efforts to file in a timely manner all reports and other documents required of it as a reporting company under the Exchange Act and will not take any action or file any document (whether or not permitted by Exchange Act or the rules thereunder) to terminate or suspend its reporting and filing obligations under the Exchange Act.

Section 6.06 Transfer Agent Instructions. So long as there is a Registration Statement in effect for this transaction, the Company shall (if required by the transfer agent for the Ordinary Shares) cause legal counsel for the Company to deliver to the transfer agent for the Ordinary Shares (with a copy to the Investor) instructions to issue Ordinary Shares to the Investor free of restrictive legends upon each Advance if the delivery of such instructions are consistent with Applicable Law and the Investor has provided the Transfer Agent Deliverables with respect to such Ordinary Shares required by this Agreement.

Section 6.07 Corporate Existence. The Company will use commercially reasonable efforts to preserve and continue the corporate existence of the Company during the Commitment Period.

Section 6.08 Notice of Certain Events Affecting Registration; Suspension of Right to Make an Advance. The Company will promptly notify the Investor, and confirm in writing, upon its becoming aware of the occurrence of any of the following events in respect of a Registration Statement or related prospectus relating to an offering of Ordinary Shares (in each of which cases the information provided to Investor will be kept strictly confidential): (i) except for requests made in connection with SEC or other Federal or state governmental authority investigations disclosed in the SEC Documents, receipt of any request for additional information by the SEC or any other Federal or state governmental authority during the period of effectiveness of the Registration Statement or any request for amendments or supplements to the Registration Statement or related prospectus; (ii) the issuance by the SEC or any other Federal governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Ordinary Shares for sale in any jurisdiction or the initiation or written threat of any proceeding for such purpose; (iv) the happening of any event that makes any statement made in the Registration Statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, related prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or of the necessity to amend the Registration Statement or supplement a related prospectus to comply with the Securities Act or any other law; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement would be appropriate; in which case the Company will prepare and promptly make available to the Investor any such supplement or amendment to the related prospectus. The Company shall not deliver to the Investor any Advance Notice, and the Company shall not sell any Shares pursuant to any Advance Notice (other than as required pursuant to Section 2.05(b)), during the continuation of any of the foregoing events in clauses (i) through (v) above, or in the event that (vi) there shall be no bid for the Ordinary Shares on the Principal Market or Trading Market for a period of 15 consecutive minutes at any time during the applicable Pricing Period or (vii) there shall be a “trading halt” or circuit breaker” event with respect to the Ordinary Shares on the Principal Market or Trading Market during the applicable Pricing Period (each of the events described in the immediately preceding clauses (i) through (vii), inclusive, a “Material Outside Event”).

Section 6.09 Consolidation. If an Advance Notice has been delivered to the Investor, then the Company shall not effect any consolidation of the Company with or into, or a transfer of all or substantially all the assets of the Company to another entity before the transaction contemplated in such Advance Notice has been closed in accordance with Section 2.03 hereof, and all Shares issuable in connection with such Advance have been received by the Investor.

Section 6.10 Issuance of Ordinary Shares. The issuance and sale of Ordinary Shares hereunder shall be made in accordance with the provisions and requirements of Section 4(a)(2) of the Securities Act or Regulation D under the Securities Act and any applicable state securities law.

Section 6.11 Market Activities. The Company will not, directly or indirectly, take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company under Regulation M of the Exchange Act.

Section 6.12 Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, will pay all expenses incident to the performance of its obligations hereunder, including but not limited to (i) the preparation, printing and filing of the Registration Statement and each amendment and supplement thereto, of each prospectus and of each amendment and supplement thereto; (ii) the preparation, issuance and delivery of any Shares issued pursuant to this Agreement, (iii) all reasonable fees and disbursements of the Company’s counsel, accountants and other advisors, (iv) the qualification of the Shares under securities laws in accordance with the provisions of this Agreement, including filing fees in connection therewith, (v) the printing and delivery of copies of any prospectus and any amendments or supplements thereto, (vi) the fees and expenses incurred in connection with the listing or qualification of the Shares for trading on the Principal Market or Trading Market, or

(vii) filing fees of the SEC and the Principal Market or Trading Market.

Section 6.13 Current Report. The Company shall not, and the Company shall cause each of its Subsidiaries and each of its and their respective officers, directors, employees and agents not to, provide the Investor with any material, non- public information regarding the Company or any of its Subsidiaries without the express prior written consent of the Investor (which may be granted or withheld in the Investor’s sole discretion and must include an agreement to keep such information confidential until publicly disclosed or 45 days have passed); it being understood that the mere notification of Investor required pursuant to Section 6.08(iv) hereof shall not in and of itself be deemed to be material non-public information. Notwithstanding anything contained in this Agreement to the contrary, the Company expressly agrees that it shall use its commercially reasonable efforts to publicly disclose, no later than 45 days following the date hereof, but in any event prior to delivering the first Advance Notice hereunder, any information communicated to the Investor by or, to the knowledge of the Company, on behalf of the Company in connection with the transactions contemplated herein, which, following the date hereof would, if not so disclosed, constitute material, non-public information regarding the Company or its Subsidiaries.

Section 6.14 Advance Notice Limitation. The Company shall not deliver an Advance Notice if a shareholder meeting or corporate action date, or the record date for any shareholder meeting or any corporate action, would fall during the period beginning two Trading Days prior to the date of delivery of such Advance Notice and ending two Trading Days following the Closing of such Advance.

Section 6.15 Use of Proceeds. The Company will use the proceeds from the sale of the Ordinary Shares hereunder for working capital and other general corporate purposes or, if different, in a manner consistent with the application thereof described in the Registration Statement. Neither the Company nor any Subsidiary will, directly or indirectly, use the proceeds of the transactions contemplated herein, or lend, contribute, facilitate or otherwise make available such proceeds to any Person (i) to fund, either directly or indirectly, any activities or business of or with any Person that is identified on the list of Specially Designated Nationals and Blocker Persons maintained by OFAC, or in any country or territory, that, at the time of such funding, is, or whose government is, the subject of Sanctions or Sanctions Programs, or (ii) in any other manner that will result in a violation of Sanctions.

Section 6.16 Compliance with Laws. The Company shall comply in all material respects with all Applicable Laws.

Section 6.17 Aggregation. From and after the date of this Agreement, neither the Company, nor or any of its affiliates will, and the Company shall use its commercially reasonable efforts to ensure that no Person acting on their behalf will, directly or indirectly, make any offers or sales of any security or solicit any offers to buy any security, under circumstances that would cause this offering of the Securities by the Company to the Investor to be aggregated with other offerings by the Company in a manner that would require shareholder approval pursuant to the rules of the Principal Market or Trading Market on which any of the securities of the Company are listed or designated, unless shareholder approval is obtained before the closing of such subsequent transaction in accordance with the rules of such Principal Market or Trading Market.

Section 6.18 Other Transactions. The Company shall not enter into, announce or recommend to its shareholders any agreement, plan, arrangement or transaction in or of which the terms thereof would restrict, materially delay, conflict with or impair the ability or right of the Company to perform its obligations under the Transaction Documents, including, without limitation, the obligation of the Company to deliver the Shares to the Investor in accordance with the terms of the Transaction Documents.

Section 6.19 Integration. From and after the date of this Agreement, neither the Company, nor or any of its affiliates will, and the Company shall use its commercially reasonable efforts to ensure that no Person acting on their behalf will, directly or indirectly, make any offers or sales of any security or solicit any offers to buy any security, under circumstances that would require registration of the offer and sale of any of the Securities under the Securities Act.

6.20 Limitation on Variable Rate Transactions. Until the earlier of the date that is (i) 12 months after the Effective Date of the Initial Registration Statement or (ii) two (2) months after any Termination hereunder (the “Limitation Date”), the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company of Common Stock or Common Stock Equivalents (or a combination of units thereof) involving a Variable Rate Transaction, other than in connection with an Exempt Issuance or with the prior written consent of the Investor. The Investor shall be entitled to seek injunctive relief against the Company to preclude any such issuance, which remedy shall be in addition to any right to collect damages, without the necessity of showing economic loss and without any bond or other security being required.

Section 6.21 DTC. The Company shall take all action reasonably required to ensure that its Ordinary Shares can be transferred electronically as DWAC Shares if the Transfer Agent Deliverables with respect to such Ordinary Shares have been provided by the Investor.

Section 6.22 Prohibition of Short Sales and Hedging Transactions. The Investor agrees that beginning on the date of this Agreement and ending on the date of termination of this Agreement as provided in Section 11, the Investor and its agents, representatives and affiliates shall not in any manner whatsoever enter into or effect, directly or indirectly, any (i) “short sale” (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of the Ordinary Shares (excluding transactions properly marked “short exempt”) or (ii) hedging transaction, which establishes a net short position with respect to the Ordinary Shares.

Section 6.24 Use of Name. The Company shall not, directly or indirectly, use the names “Helena Partners”, “Helena Global Investments”, or “Helena”, or any derivations thereof, or logos associated with these names, as the case may be, in any manner or take any action that may imply any relationship with the Investor or any of its Affiliates without the prior written consent of the Investor, provided, however, the Investor hereby consents to all lawful uses of these names in the prospectus, statement and other materials that are required by applicable laws or pursuant to the disclosure requirements of the SEC or any state securities authority.

ARTICLE VII

CONDITIONS FOR DELIVERY OF ADVANCE NOTICE

Section 7.01 Conditions Precedent to the Right of the Company to Deliver an Advance Notice. The right of the Company to deliver an Advance Notice and the obligations of the Investor hereunder with respect to an Advance is subject to:

a.	the satisfaction by the Company, on each Advance Notice Date (a “Condition Satisfaction Date”), of each of the following conditions:

b.	Accuracy of the Company’s Representations and Warranties. The representations and warranties of the Company in this Agreement shall be true and correct in all material respects.

c.	Registration of the Ordinary Shares with the SEC. There is an effective Registration Statement pursuant to which the Investor is permitted to utilize the prospectus thereunder to resell all of the Registrable Securities. The Company shall have filed with the SEC all reports, notices and other documents required under the Exchange Act and applicable SEC regulations during the twelve-month period immediately preceding the applicable Condition Satisfaction Date.

d.	Authority. The Company shall have obtained all permits and qualifications required by any applicable state for the offer and sale of all the Ordinary Shares issuable pursuant to such Advance Notice, or shall have the availability of exemptions therefrom. The sale and issuance of such Ordinary Shares shall be legally permitted by all laws and regulations to which the Company is subject.

e.	No Material Outside Event or Material Adverse Effect. No Material Outside Event or Material Adverse Effect shall have occurred and be continuing.

f.	Performance by the Company. Unless waived in advance by the Investor, the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior the applicable Condition Satisfaction Date including, without limitation, the delivery of all Ordinary Shares issuable pursuant to all previously delivered Advance Notices and the issuance of all Commitment Fee Shares previously required to be issued to Investor (for the avoidance of doubt, if the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement at the time of the applicable Condition Satisfaction Date, but did not comply with any timing requirement set forth herein, then this condition shall be deemed satisfied unless the Investor is materially prejudiced by the failure of the Company to comply with any such timing requirement). When so requested, and following such Rule 144 Holding Period and delivery of any required documents from the Investor, the Company will ensure that its legal counsel provides the Investor with a Rule 144 legal opinion regarding the Commitment Fee Shares.

g.	No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits or directly, materially and adversely affects any of the transactions contemplated by this Agreement.

h.	No Suspension of Trading in or Delisting of the Ordinary Shares. The Ordinary Shares is quoted for trading on the Principal Market or Trading Market and all of the Shares issuable pursuant to such Advance Notice will be listed or quoted for trading on the Principal Market or Trading Market. The Company shall not have received any written notice that is then still pending threatening the continued quotation of the Ordinary Shares on the Principal Market or Trading Market

i.	Authorized. There shall be a sufficient number of authorized but unissued and otherwise unreserved Ordinary Shares for the issuance of all of the Shares issuable pursuant to such Advance Notice.

j.	Executed Advance Notice. The representations contained in the applicable Advance Notice shall be true and correct in all material respects as of the applicable Condition Satisfaction Date.

k.	Consecutive Advance Notices. Except with respect to the first Advance Notice, the Pricing Period for all prior Advances has been completed.

Furthermore, the Company shall not have the right to deliver an Advance Notice to the Investor if any of the following shall occur:

l.	the Company breaches any representation or warranty in any material respect, or breaches any covenant or other term or condition under any Transaction Document in any material respect, and except in the case of a breach of a covenant which is reasonably curable, only if such breach continues for a period of at least three (3) consecutive Business Days;

m.	if any Person commences a proceeding against the Company pursuant to or within the meaning of any Bankruptcy Law for so long as such proceeding is not dismissed;

n.	if the Company is at any time insolvent, or, pursuant to or within the meaning of any Bankruptcy Law, (i) commences a voluntary case, (ii) consents to the entry of an order for relief against it in an involuntary case, (iii) consents to the appointment of a Custodian of it or for all or substantially all of its property, or (iv) makes a general assignment for the benefit of its creditors or (v) the Company is generally unable to pay its debts as the same become due;

o.	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against the Company in an involuntary case, (ii) appoints a Custodian of the Company or for all or substantially all of its property, or (iii) orders the liquidation of the Company or any Subsidiary for so long as such order, decree or similar action remains in effect;

p.	the Company shall have outstanding any Variable Rate Transaction;

q.	if at any time the Company is not eligible or is unable to transfer its Shares to Investor, including, without limitation, electronically through DTC’s Deposit/Withdrawal At Custodian system; or

r.	the Shares shall not have been approved by the Investor’s prime broker or designated clearing firm for deposit to its account with the Depository Trust Company system.

ARTICLE VIII

NON-DISCLOSURE OF NON-PUBLIC INFORMATION

The Company covenants and agrees that, other than as expressly required by Section 6.08 hereof or, with the Investor’s consent pursuant to Section 6.01(c) and 6.13, it shall refrain from disclosing, and shall cause its officers, directors, employees and agents to refrain from disclosing, any material non-public information (as determined under the Securities Act, the Exchange Act, or the rules and regulations of the SEC) directly or indirectly to the Investor or its affiliates, without also disseminating such information to the public, unless prior to disclosure of such information the Company identifies such information as being material non-public information and provides the Investor with the opportunity to accept or refuse to accept such material non-public information for review. Unless specifically agreed to in writing, in no event shall the Investor have a duty of confidentiality, or be deemed to have agreed to maintain information in confidence, with respect to the delivery of any Advance Notices.

ARTICLE IX

NON-EXCLUSIVE AGREEMENT

This Agreement and the rights awarded to the Investor hereunder are non-exclusive, and the Company may, at any time throughout the term of this Agreement and thereafter, if permitted by the terms of the Agreement, issue and allot, or undertake to issue and allot, any shares and/or securities and/or convertible notes, bonds, debentures, options to acquire shares or other securities and/or other facilities which may be converted into or replaced by Ordinary Shares or other securities of the Company, and to extend, renew and/or recycle any bonds and/or debentures, and/or grant any rights with respect to its existing and/or future share capital.

ARTICLE X

CHOICE OF LAW/JURISDICTION

This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware without regard to the principles of conflict of laws. The parties further agree that any action between them shall be heard in New York County, New York, and expressly consent to the jurisdiction and venue of the Supreme Court of New York, sitting in New York County, New York and the United States District Court of the Southern District of New York, sitting in New York, New York, for the adjudication of any civil action asserted pursuant to this Agreement.

ARTICLE XI ASSIGNMENT; TERMINATION

Section 11.01 Assignment. Neither this Agreement nor any rights or obligations of the parties hereto may be assigned to any other Person.

Section 11.02 Termination.

a.	Unless earlier terminated as provided hereunder, this Agreement shall terminate automatically on the earliest of (i) the first day of the month next following the 36-month anniversary of the date hereof or (ii) the date on which the Investor shall have made payment of Advances pursuant to this Agreement for Ordinary Shares equal to the Commitment Amount.

b.	The Company may terminate this Agreement effective upon five (5) Trading Days’ prior written notice to the Investor; provided that (i) there are no outstanding Advance Notices, the Ordinary Shares in respect of which has yet to be issued, and (ii) the Company has paid all amounts owed to the Investor pursuant to this Agreement including, without limitation, all Commitment Fee Shares. This Agreement may be terminated at any time by the mutual written consent of the parties, effective as of the date of such mutual written consent unless otherwise provided in such written consent.

c.	Nothing in this Section 11.02 shall be deemed to release the Company or the Investor from any liability for any breach under this Agreement, or to impair the rights of the Company and the Investor to compel specific performance by the other party of its obligations under this Agreement. The indemnification provisions contained in Article V shall survive termination hereunder.

ARTICLE XII

NOTICES

Other than with respect to Advance Notices, which must be in writing and will be deemed delivered on the day set forth in Section 2.03 in accordance with Exhibit C, any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile or e-mail if sent on a Trading Day, or, if not sent on a Trading Day, on the immediately following Trading Day; (iii) five (5) days after being sent by U.S. certified mail, return receipt requested, (iv) one (1) day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications (except for Advance Notices which shall be delivered in accordance with Exhibit A hereof) shall be:

If to the Company, to:	Sagtec Global Limited
No 43-2, Jalan Besar Kepong,
Pekan Kepong, 52100 Kuala Lumpur
Attn: Kevin
E-mail: kevin.ng@sagtec.biz

With a Copy (which shall not constitute notice or delivery of process) to:	Attn: Zuria Hajar
Email: zuria.h@sagtec-global.com

If to the Investor(s):	[Helena Global Investment Opportunities 1 Ltd.]
[Address]
Attention: Jeremy Weech
Telephone: 242-819-5440
Email: jeremy@helenapartners.com

With a Copy (which shall not constitute notice or delivery of process) to:	Lucosky Brookman LLP
101 Wood Avenue South
Fifth Floor
Woodbridge, New Jersey 08830
Attention: Rodrigo Sanchez, Esq.
Telephone: (732) 395-4417
Email: rsanchez@lucbro.com

Either may change its information contained in this Article XII by delivering notice to the other party as set forth herein.

ARTICLE XIII

MISCELLANEOUS

Section 13.01 Counterparts. This Agreement may be executed in identical counterparts, both which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. Facsimile or other electronically scanned and delivered signatures, including by e- mail attachment, shall be deemed originals for all purposes of this Agreement.

Section 13.02 Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements between the Investor, the Company, their respective affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement contains the entire understanding of the parties with respect to the matters covered herein and, except as specifically set forth herein, neither the Company nor the Investor makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the parties to this Agreement. The provisions of the existing confidentiality agreement between the Investor and the Company shall remain in force, except that all provisions therein dealing with the treatment of material non-public information are superseded by this Agreement.

Section 13.03 Reporting Entity for the Ordinary Shares. The reporting entity relied upon for the determination of the trading price or trading volume of the Ordinary Shares on any given Trading Day for the purposes of this Agreement shall be Bloomberg, L.P. or any successor thereto. The written mutual consent of the Investor and the Company shall be required to employ any other reporting entity.

Section 13.04 Due Diligence Fee; Commitment Fee Shares.

a.	Each of the parties shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or others engaged by such party) in connection with this Agreement and the transactions contemplated hereby, except that the Company shall be responsible for all of Investor’s customary due diligence and legal fees (and will provide proof of any retainer payments and engagement letters), which shall not exceed $40,000, in respect of which the Company has advanced prior to the date hereof $15,000.

b.	In consideration for the Investor’s execution and delivery of this Agreement, the Company shall issue or cause to be issued to the Investor, as a commitment fee, Ordinary Shares (the “Commitment Fee Shares”) having an aggregate value of $500,000. The Commitment Fee Shares shall be delivered on the date that is the earlier of the (i) the date that is six months following the date hereof and (ii) the date that the Initial Registration Statement is declared effective (the “Required Delivery Date”). The number of Commitment Fee Shares to be delivered shall be determined by dividing $500,000 by the lower of (i) the lowest one day VWAP during the five (5) Trading Days immediately preceding the Required Delivery Date (the “Commitment Share Reference Price”) or (ii) if such Commitment Fee Shares are not delivered on the Required Delivery Date in breach of this Section 13.04(b) the lowest one day VWAP during the five (5) Trading Days preceding the actual date of delivery. For the avoidance of doubt, (i) the Commitment Fee Shares shall be fully earned as of the Execution Date, and the issuance of the Commitment Fee Shares is not contingent upon any other event or condition, and (ii) the Company shall include on the Initial Registration Statement filed with the SEC, a good faith estimate of the amount of the Commitment Fee Shares to be issued.

Section 13.05 Brokerage. Except as set forth on Schedule 13.05, each of the parties hereto represents that it has had no dealings in connection with this transaction with any finder or broker who will demand payment of any fee or commission from the other party. The Company on the one hand, and the Investor, on the other hand, agree to indemnify the other against and hold the other harmless from any and all liabilities to any person claiming brokerage commissions or finder’s fees on account of services purported to have been rendered on behalf of the indemnifying party in connection with this Agreement or the transactions contemplated hereby.

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IN WITNESS WHEREOF, the parties hereto have caused this Purchase Agreement to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

COMPANY:

SAGTEC GLOBAL LIMITED

By:	/s/ Ng Chen Lok
Name:	Ng Chen Lok
Title:	Chief Executive Officer

INVESTOR:

[HELENA GLOBAL INVESTMENT OPPORTUNITES I LTD.]

By:	/s/ Jeremy Weech
Name:	Jeremy Weech
Title:	Managing Partner

EXHIBIT A

ADVANCE NOTICE

Sagtec Global Limited

Dated: _____________Advance Notice Number: ________

The undersigned, ______________________, hereby certifies, with respect to the sale of the Ordinary Shares of Sagtec Global Limited (the “Company”) issuable in connection with this Advance Notice, delivered pursuant to that certain Purchase Agreement, dated as of May__, 2025 (the “Agreement”), as follows:

1	The undersigned is the duly elected _____________of the Company.

2	There are no fundamental changes to the information set forth in the Registration Statement which would require the Company to file a post-effective amendment to the Registration Statement.

3	All conditions to the delivery of this Advance Notice are satisfied as of the date hereof.

4	The amount of Ordinary Shares issued in respect of such Advance is:

5	The number of Ordinary Shares of the Company issued and outstanding as of the date hereof is ___________.

6	The Pricing Period shall be three (3) Trading Days.

The undersigned has executed this Advance Notice as of the date first set forth above.

SAGTEC GLOBAL LIMITED

By:	/s/ Ng Chen Lok
Name:	Ng Chen Lok
Title:	Chief Executive Officer

EXHIBIT B

FORM OF SETTLEMENT DOCUMENT

VIA EMAIL

SAGTEC GLOBAL LIMITED

Attn:

Email:

Subject:

Below please find the settlement information with respect to the Advance Notice Date of:

1.	Amount of Advance requested in the Advance Notice

2.	Adjusted Advance (after taking into account any adjustments pursuant to Section 2.04):

3.	Lowest Intraday Sale Price during Pricing Period:

3.	Purchase Price:

8.	Number of Shares issued to Investor:

Sincerely,

[Helena Global Investment Opportunities 1 Ltd.]

By:
Name:
Title:

Agreed and Approved:

SAGTEC GLOBAL LIMITED

By:	/s/ Ng Chen Lok
Name:	Ng Chen Lok
Title:	Chief Executive Officer

SCHEDULE 1

Authorized Representatives

The following individuals may execute Advance Notices:

1.

2.

EXHIBIT C

VIA EMAIL

Email: jeremy@helenapartners.com

Subject: ELOC: Sagtec Global Limited

Advance Notice

Below please find the Advance Notice Date of:

1.	Amount of Advance Shares:

2.	Time of Advance: